FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES THIRD QUARTER 2025 EARNINGS RELEASE DATE Amsterdam, 7 October 2025. Ferrovial (Ticker: “FER”) will release its operating results for the third quarter of 2025 on Tuesday, 28 October 2025, after the U.S. market closes. The Company’s management team will host a conference call to present these results on Wednesday, 29 October 2025, at 3:00pm CET (10:00am EDT). The event may be attended via webcast or conference call. Access codes will be made available on the Company’s Investor Relations website (https://www.ferrovial.com/en/ir-shareholders/). For further inquiries, please contact the Investor Relations Department via email at ir@ferrovial.com or by phone at +34 91 586 25 65 (Spain) or +31 20 798 3724 (The Netherlands).